1(212) 318-6542

JoyGallup@paulhastings.com

December 8, 2021

Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jaguar Global Growth Corporation I Amendment No. 1 to Registration Statement on Form S-1 Filed November 24, 2021 File No. 333-260483

Ladies and Gentlemen:

We are submitting this letter on behalf of Jaguar Global Growth Corporation I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated December 3, 2021, relating to the Company’s Amendment No. 1, filed on November 24, 2021, to the Registration Statement on Form S-1 (File No. 333-260483) filed on October 25, 2021 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.

Form S-1/A Filed November 24, 2021

Financial Statements, Note 8 - Subsequent Events, page F-15

1.	Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on page F-15 of Amendment No. 2 as requested.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at 1 (212) 318-6542.

Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

December 8, 2021

We thank you in advance for your assistance.

Sincerely,

/s/ Joy K. Gallup
Joy K. Gallup
for PAUL HASTINGS LLP

cc:

Michael L. Fitzgerald

Paul Hastings LLP

Gary R. Garrabrant

Jaguar Growth Partners

Stephen P. Alicanti

DLA Piper LLP (US)